September 14, 2007

BY FAX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3591

Attn:	Ellie Quarles, Esq.
Special Counsel
Mail Stop 3561

	Re:	Safeway Inc. (Definitive Schedule 14-A;
Filed April 4, 2007; File No. 1-00041)

Dear Ms. Quarles:

This will confirm our conversation today that Safeway Inc will respond to the SEC’s comment letter dated August 21, 2007 addressed to Steven A. Burd by October 31, 2007.

Very truly yours,

/s/ Laura A. Donald
Laura A. Donald
Senior Corporate Counsel
Safeway Inc.